Exhibit 12.1

TWI Holdings Inc

Ratio of Earnings To Fixed Charges (unaudited)

	Pre-Predecessor			Predecessor			TWI Holdings	Combined	TWI Holdings	Combined	TWI Holdings
	(a)	(a)	(a)							(b)	(b)
	Twelve Months Ended April 30, 1998	Twelve Months Ended April 30, 1999	Eight Months ended December 31, 1999	Twelve Months Ended December 31, 2000	Twelve Months Ended December 31, 2001	Period from January 1, 2002 to October 31, 2002	Period from November 1, 2002 to December 31, 2002	Twelve Months Ended December 31, 2002	Six Months Ended June 30, 2003	Proforma As Adjusted Twelve Months Ended December 30, 2002	Proforma As Adjusted Six Months Ended June 30, 2003
FIXED CHARGES:
Interest Expense	—	—	—	4,626,238	6,952,564	6,604,562	3,046,460	9,651,022	8,452,766	22,593,022	14,923,766

Interest Portion of Rental Expense (c)	—	—	—	70,193	44,987	105,365	4,358	109,723	45,754	109,723	45,754
Amortization of debt issue costs and
Discount or Premium Relating to Indebtedness	—	—	—	—	159,073	1,115,608	370,969	1,486,577	1,328,471	2,927,577	2,070,471

TOTAL FIXED CHARGES	—	—	—	4,696,431	7,156,624	7,825,535	3,421,787	11,247,322	9,826,991	25,630,322	17,039,991

EARNINGS:
Income From Continuing Operation
Before Income Taxes	—	—	—	19,265,000	23,500,000	32,377,000	(1,965,000)	30,412,000	42,486,000	16,029,000	35,273,000
Fixed charges	—	—	—	4,696,431	7,156,624	7,825,535	3,421,787	11,247,322	9,826,991	25,630,322	17,039,991

TOTAL	—	—	—	23,961,431	30,656,624	40,202,535	1,456,787	41,659,322	52,312,991	41,659,322	52,312,991

RATIO OF EARNINGS TO FIXED CHARGES	—	—	—	5.10	4.28	5.14	0.43	3.70	5.32	1.63	3.07

(a)	The pre-predecessor consolidated information is unavailable for these periods.

(b)	To give effect to the reduction in interest expense due to refinancing.

(c)	Interest portion of rental expense is based upon an average imputed interest rate of 11.1% within the Company’s operating leases.